

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2013

<u>Via E-mail</u>
Mr. Daniel M. Ferris, President, Chief Executive Officer and Director
Lone Star Gold, Inc.
6565 Americas Parkway NE, Suite 200
Albuquerque, NM 87110

      Re: Lone Star Gold, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed September 24, 2013
              File No. 333-189977

Dear Mr. Ferris:

      We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your revised disclosure in response to comment 1 of our letter dated August 8, 2013 and we reissue the comment. It appears that KVM Capital Partners, LLC is offering approximately 37% of the public float. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please amend the registration statement to appropriately reduce the number of shares being registered.

Plan of Distribution, page 39

2. We note your response to and your revised disclosure in response to comment 3 of our letter dated August 8, 2013 and we partially reissue the comment. Specifically, we note your representation that the company's decision to engage a placement agent "does not have any impact on the investor's discretion" and that if a put notice is delivered, "the investor is obligated to deliver the funds, regardless of whether a placement agent is involved." Please revise your disclosure to reflect this response.

3. We note your response to comment 4 of our letter dated August 8, 2013 and we reissue the comment because we are unable to locate responsive disclosure in the prospectus. Please revise your disclosure to indicate whether the KVM Investment Agreement is transferrable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director